Exhibit 12

MERISTAR HOSPITALITY CORPORATION
    Statement Regarding Computation of Ratios

	2003	2002	2001	2000	1999
Income from continuing operations before minority interests and income tax expense(1)	$(275,147)	$(79,604)	$(20,649)	$84,552	$78,217
Fixed charges:
Interest expense	141,443	136,880	122,655	118,221	100,922
Interest capitalized	3,062	3,993	6,098	8,613	12,540
Amortization of debt expense	5,409	7,673	4,651	3,951	3,143
Preferred distributions to minority interests	556	554	554	554	574

Total fixed charges	150,470	149,100	133,958	131,339	117,179

Income from continuing operations before minority interest, income tax expense and fixed charges (excluding capitalized interest and preferred distribution to minority interests)	(128,295)	64,949	106,657	206,724	182,282
Divided by fixed charges	150,470	149,100	133,958	131,339	117,179
Ratio of earnings to fixed charges	(0.85)	0.44	0.80	1.57	1.56
Deficiency	(278,765)	(84,151)	(27,301)	—	—

(1)	This amount is before minority interests since the minority interests relate to majority-owned subsidiaries that have fixed charges.